

September 4, 2007

<u>Via Facsimile (714) 979-1921and US Mail</u>

Peter Tennyson
Paul, Hastings, Janofsky & Walker LLP
695 Town Center, Seventeenth Floor
Costa Mesa, CA 92626-1924

**Re: Aldila, Inc.
         Schedule TO-C filed on August 20, 2007
         Schedule TO-I filed on August 24, 2007**

Dear Mr. Tennyson:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. The scope of our review of your filings is limited to the issue identified in our comment below.

All defined terms used here have the same meaning as in the offer to purchase filed as exhibit 12(a)(1)(A) to the Schedule TO-I, unless otherwise indicated. "You" and "Aldila" and their derivatives as used here refer to Aldila, Inc.

<u>General</u>

1. We believe your disclosure about the number of shares you are offering to purchase in this tender offer is confusing and misleading. For example, on the cover page, you state in several places that Aldila is offering to purchase "up to 496,688 Shares of its Common Stock" at a price within the specified range. This is misleading because in fact, you will purchase 468,688 Shares only if the offer price is the minimum purchase price of $15.10 per share. At the maximum purchase price of $16.85 per share, Aldila will purchase only 445,103 shares. As you are aware, we granted no-action relief under Rules 13e-4(f)(1) and 14e-1(b) to permit an issuer conducting a modified Dutch auction tender offer to express the number of securities offered to be purchased as a dollar figure, rather than as a set number of shares. See Alliance Semiconductor Corporation (Sept. 22, 2006). However, the Alliance offer materials stated the maximum dollar amount that Alliance would spend purchasing shares in the offer, and made clear when expressing a set number of shares to be purchased, that this figure represented the maximum number that could be purchased in the offer.

Here, by listing both a fixed number of shares and a dollar figure several times on the cover page, we believe shareholders are likely to be confused. Please revise generally throughout the offer materials, as necessary.

Closing Comments

Please respond to the above comment promptly. If you do not agree with the comment, tell us why in your response letter. Be aware that we may have additional comments based on your comment responses.

We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from Aldila acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please do not hesitate to contact me at (202) 551-3263.

Very truly yours,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions